VIA EDGAR

March 12, 2007

Ms. Sally Samuel

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Continental Assurance Company Separate Account (B)
Securities Act of 1933 Registration No. 2-25483
Investment Company Act of 1940 Registration No. 811-1402
Proxy Statement

Dear Ms. Samuel:

This letter responds to the comments you provided to me on March 2, 2007 regarding the Proxy Statement filed on February 22, 2007 on behalf of Continental Assurance Company Separate Account (B) (the “Fund”). For your convenience, each of your comments (as I understood them) is repeated below, with responses immediately following.

General

1.     Comment: Each of the Fund’s fundamental investment policies that is being changed needs to be voted upon separately. In addition, the risks associated with each of the Fund’s fundamental investment policies that is being changed needs to be disclosed.

Response: The cover page of the Fund’s Proxy Statement and the proxy card have been revised to reflect that each of the Fund’s fundamental investment policies that is being changed is being voted upon separately. Furthermore, pages 10-15 of the Fund’s Proxy Statement have been revised to reflect that each of the Fund’s fundamental investment policies that is being changed is being voted upon separately. In addition, risks associated with each of the Fund’s fundamental investment policies that is being changed have been disclosed on pages 10-15 of the Fund’s Proxy Statement.

2.     Comment: File a letter attached to the Fund’s definitive Proxy Statement filing acknowledging that the Fund is responsible for the adequacy of its disclosures, the actions of the Securities and Exchange Commission by giving comments on this filing are not the only actions that the Securities and Exchange Commission may take and that the Fund may not assert the actions of the Securities and Exchange Commission as a defense in any securities related litigation.

Response: This letter is intended to satisfy the comment.

Specific

3.     Comment: Per Item 9(e)(7), disclose the aggregate non-audit fees billed by the Fund’s accountant for services rendered to the Fund, and to the Fund’s investment adviser (not including any subadviser whose role is primarily portfolio management and is subcontracted to or overseen by another investment adviser) and any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the registrant for each of the last two fiscal years of the registrant.

Response: Page 17 of the Fund’s Proxy Statement has been revised to read as follows:

Aggregate Non-Audit Fees

The aggregate non-audit fees billed by the Registrant’s accountant for services rendered to the Registrant, or rendered to the Registrant’s investment adviser, any entity controlling, controlled by, or under common control with the adviser that provides ongoing services to the Registrant, totaled approximately $0 in 2006 and $0.1 million in 2005.

4.     Comment: Delete the qualification of the descriptions of the Exhibits in the Proxy Statement.

Response: The last sentence of the first paragraph to Part 2 on page 5 of the Proxy Statement and the last sentence of the first paragraph under the heading “Revisions to Certain Investment Policies” on page 10 of the Proxy Statement have been deleted.

5.     Comment: Clarify the paragraph regarding when the Revised Investment Policies would become effective.

Response: Page 11 of the Fund’s Proxy Statement has been revised to read as follows:

If approved by a Majority of Participants at the Annual Meeting, the Revised Investment Policies will become part of the fundamental investment policies of Separate Account (B) upon the disclosure of the Revised Investment Policies in Separate Account (B)’s prospectus. If the Revised Investment Policies are not approved by a Majority of Participants at the Annual Meeting, the existing fundamental investment policies will continue to govern Separate Account (B).

6.     Comment: Per Item 22(c)(9)(iii), include a third column in Exhibit A-3 that shows the difference between the Current Fees and Expenses (Under the Existing Advisory Agreement) and the Pro Forma Fees and Expenses (Under the Amended Advisory Agreement).

Response: A third column has been added to Exhibit A-3 that shows the difference between the Fund’s Current Fees and Expenses (under the Existing Advisory Agreement) and the Fund’s Pro Forma Fees and Expenses (under the Amended Advisory Agreement). Please refer to Pages A-3-1, A-3-2 and A-3-3 of the Fund’s Proxy Statement.

7.     Comment: Per Item 22(a)(3)(iv), include an exhibit in the same format as Exhibit A-3 that shows the financial impact of the proposed changes to the Fund’s fundamental investment policies.

Response: A new Exhibit B-3 has been included that shows the financial impact of the proposed changes to the Fund’s fundamental investment policies. Please refer to Pages B-3-1, B-3-2 and B-3-3 of the Fund’s Proxy Statement. In addition, references to Exhibit B-3 have been added to the end of the first paragraph of Page 7 of the Proxy Statement and at the end of the third paragraph on Page 12 of the Proxy Statement, where the financial impact of the proposed changes to the Fund’s fundamental investment policies is discussed.

8.     Comment: Disclose the amount of outstanding units of the Fund, if any, owned by the Fund’s investment adviser, its executive officers and the other executive officers of the Fund. If the Fund’s investment adviser, its executive officers and the other executive officers of the Fund do not own any outstanding units of the Fund, make a statement to that effect.

Response: Pages 2 and 3 of the Fund’s Proxy Statement have been revised to include the following statement:

CAC, its executive officers and the other executive officers of Separate Account (B), individually or as a group in the aggregate, own less than 1% of the outstanding units of Separate Account (B). No Participant owns 5% or more of the outstanding units of Separate Account (B).

On behalf of the Fund, we hereby make the following representations:

(i) The Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii) The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. Please call me at 312-822-4921 if you have any questions concerning the adequacy of our responses.

Very truly yours,

/S/ LYNNE GUGENHEIM
Lynne Gugenheim
Secretary